# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZeroStack Corp., CIK 0001790169
CUSIP: 98957E106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2626 COLE AVENUE, SUITE 300, 2626 COLE AVENUE, SUITE 300, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001969361-26-000001
Filed by CIK 0001969361

## Reporting persons
- Blockchain Builders Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 225,989; sole dispositive power 0; shared dispositive power 225,989; aggregate amount beneficially owned 225,989 (9.3% of the class)
- Blockchain Builders GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 225,989; sole dispositive power 0; shared dispositive power 225,989; aggregate amount beneficially owned 225,989 (9.3% of the class)
- Gil Rosen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 225,989; sole dispositive power 0; shared dispositive power 225,989; aggregate amount beneficially owned 225,989 (9.3% of the class)
- Blockchain Builders, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 225,989; sole dispositive power 0; shared dispositive power 225,989; aggregate amount beneficially owned 225,989 (9.3% of the class)

## Item 1. Issuer
Name of issuer: ZeroStack Corp.
Address of issuer's principal executive offices: 2626 COLE AVENUE, SUITE 300, 2626 COLE AVENUE, SUITE 300, DALLAS, TEXAS, 75204.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the persons listed below, who are collectively referred to in this statement as the Reporting Persons, with respect to the Common Stock of ZeroStack Corp. (the Issuer): (i) Blockchain Builders Fund I, LP, a Delaware limited partnership (the Fund), which holds the securities reported in this statement directly and of record; (ii) Blockchain Builders GP, LLC, a Delaware limited liability company (the General Partner), the general partner of the Fund; (iii) Blockchain Builders, LLC, a Delaware limited liability company (the Investment Manager), the investment manager of the Fund; and (iv) Gil Rosen, the Managing Member of each of the General Partner and the Investment Manager.
By reason of the relationships described above, each of the General Partner, the Investment Manager and Mr. Rosen may be deemed to share voting power and dispositive power with respect to the securities held directly by the Fund. The filing of this statement will not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement, other than securities in which that Reporting Person has an actual pecuniary interest. The Reporting Persons file jointly pursuant to Rule 13d-1(k)(1), and that joint filing is not an admission that the Reporting Persons constitute a group for purposes of Section 13(d)(3).
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is: 51 Essex Street, 6th Floor, New York, New York 10002
Citizenship: Blockchain Builders Fund I, LP: DelawareBlockchain Builders GP, LLC: DelawareBlockchain Builders, LLC: DelawareGil Rosen: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
225,989 shares of Common Stock.
In January 2026, the Fund exercised the Token Pre-Funded Warrants in full and received 225,989 shares of Common Stock, which are held directly by, and registered in the name of, the Fund. The Fund holds no unexercised Token Pre-Funded Warrants and does not beneficially own any other shares of Common Stock or any other securities of the Issuer convertible into or exercisable for Common Stock. The Fund holds the securities reported in this statement directly and of record. The General Partner, as general partner of the Fund, the Investment Manager, as investment manager of the Fund, and Mr. Rosen, as Managing Member of each of the General Partner and the Investment Manager, may each be deemed to share voting power and dispositive power with respect to those securities. The foregoing is not to be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of securities held by any other Reporting Person. Each of the General Partner, the Investment Manager and Mr. Rosen disclaims beneficial ownership of the securities reported in this statement except to the extent of that persons pecuniary interest therein. The percentage set forth in Row 11 and in Item 4(b) is based on 2,430,808 shares of Common Stock outstanding as of February 23, 2026, as reported on the cover page of the Issuers Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2026. Because the Fund holds outstanding shares of Common Stock and no derivative securities, no adjustment under Rule 13d-3(d)(1)(ii) is required.
Percent of class: 9.3%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Blockchain Builders Fund I, LP: Gil Rosen, By Blockchain Builders GP, LLC, itsGeneral Partner, By BlockchainBuilders, LLC, its Manager, By GilRosen, Authorized Signatory (11/13/2026)
- Blockchain Builders GP, LLC: Gil Rosen, By Blockchain Builders, LLC, itsManager, By Gil Rosen, AuthorizedSignatory (11/13/2026)
- Gil Rosen: Gil Rosen, By Gil Rosen (11/13/2026)
- Blockchain Builders, LLC: Gil Rosen, Manager (11/13/2026)